Exhibit 12.1

Ratio of Earnings to Fixed Charges	Twelve Months Ended December 31,
	2017		2016		2015		2014		2013
(dollar amounts in millions)
Earnings:
Income before income taxes	$1,394		$920		$914		$853		$869
Add: Fixed charges, excluding interest on deposits	275		181		100		71		57
Earnings available for fixed charges, excluding interest on deposits	1,669		1,101		1,014		924		926
Add: Interest on deposits	180		102		82		86		116
Earnings available for fixed charges, including interest on deposits	$1,849		$1,203		$1,096		$1,010		$1,042
Fixed Charges:
Interest expense, excluding interest on deposits	$251		$161		$82		$53		$40
Interest factor in net rental expense	24		20		18		18		17
Total fixed charges, excluding interest on deposits	275		181		100		71		57
Add: Interest on deposits	180		102		82		86		116
Total fixed charges, including interest on deposits	$455		$283		$182		$157		$173
Ratio of Earnings to Fixed Charges
Excluding interest on deposits	6.07	X	6.07	X	10.17	X	13.07	X	16.23	X
Including interest on deposits	4.06	X	4.25	X	6.03	X	6.43	X	6.01	X